As filed with the Securities and Exchange Commission on October 13, 2004
                                                   Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                             DNAPRINT GENOMICS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

            Utah                                         59-2780520
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
 Incorporation or Organization)

                               900 Cocoanut Avenue
                               Sarasota, FL 34236
                                 (941) 366-3400
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)


                                 Richard Gabriel
                          Chief Executive and President
                               900 Cocoanut Avenue
                               Sarasota, FL 34236
                                 (941) 366-3400
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)


                                 WITH COPIES TO:
                             Gregory Sichenzia, Esq.
                             Darrin M. Ocasio, Esq.
                       Sichenzia Ross Friedman Ference LLP
                             1065 Avenue of Americas
                            New York, New York 10018
                                 (212) 930-9700

        Approximate date of commencement of proposed sale to the public:
        From time to time, at the discretion of the selling shareholders after the effective date of this registration statement

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                                   ----------

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                             Proposed           Proposed
 Title of Each Class of Securities to    Amount to be    Maximum Offering    Maximum Aggregate       Amount of
             be Registered               Registered(1)    Price per Unit(2)  Offering Price(1)    Registration Fee
------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value, issuable   300,000,000         $0.018         $     5,400,000         $    684.18
upon exercise of puts
------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value, issuable     5,832,875         $0.018         $    104,991.75         $     13.30
upon exercise of warrants
------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value, issuable    29,411,765         $0.018         $    529,411.76         $     67.08
upon conversion of preferred stock
------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value, issuable   417,322,484(3)      $0.018         $  7,511,804.71         $    951.75
upon conversion of debentures
------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value,            7,500,000(4)        $0.018         $       135,000         $     17.10
issuable upon coversion of warrants
------------------------------------------------------------------------------------------------------------------
TOTAL                                                                        $ 13,681,208.23         $  1,733.41

==================================================================================================================

(1) Includes shares of our common stock, par value $0.01 per share, which may be offered pursuant to this registration statement, which shares are issuable upon conversion of preferred stock and debentures, the exercise of warrants by the selling stockholders and the exercise of puts by us. We are also registering such additional shares of common stock as may be issued as a result of the anti-dilution provisions contained in such securities. The number of shares of common stock registered hereunder represents a good faith estimate by us of the number of shares of common stock issuable upon conversion of the preferred stock, debentures and upon exercise of the warrants and the puts. For purposes of estimating the number of shares of common stock to be included in this registration statement, we calculated 150% of the number of shares of our common stock issuable upon conversion of the debentures. Should the conversion ratio result in our having insufficient shares, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on October 11, 2004.

(3) Includes 150% of the shares underlying the debentures.

(4) Represents shares underlying warrants.

                             ----------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

         THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED OCTOBER 13, 2004

PROSPECTUS

                             DNAPrint genomics, Inc.

                       760,067,124 Shares of Common Stock

      This prospectus relates to the resale by the selling stockholders of 760,067,124 shares of our common stock, based on current market prices. Of these shares, 5,832,875 shares are issuable upon the exercise of warrants, 300,000,000 shares are issuable upon the exercise of the puts by us, 424,822,484 shares are issuable upon the conversion of debentures and 29,411,765 shares are issuable upon the conversion of preferred stock held by the selling stockholders. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders are underwriters of the shares of common stock, which they are offering.

      We will pay the expenses of registering these shares. We will not receive any proceeds from the sale of shares of common stock in this offering. All of the net proceeds from the sale of our common stock will go to the selling stockholders. We will receive the proceeds from the exercise of warrants entitling the selling stockholders to purchase 5,832,875 shares from us at an exercise price of $.022, $.0328 and $.0259 per share. If all warrants held by the selling stockholders are exercised, we will receive $80,000, $11,201 and $48,045 in proceeds. In addition, we will receive the proceeds from the exercise of the puts requiring the purchasing stockholders to purchase 300,000,000 shares from us at a purchase price of 96% of the average of the two lowest closing bid price of our common stock during the pricing period. We will not receive any proceeds upon conversion of the preferred stock or the debentures. If all puts held by us are exercised, based on market prices prevailing at the date of this prospectus, we will receive $5,400,000 in proceeds.

      Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the Over-The-Counter Bulletin Board under the symbol "DNAP." The last reported sales price per share of our common stock as reported by the Over-The-Counter Bulletin Board on October 11, 2004, was $0.018.

      Investing in these securities involves significant risks. Investors should not buy these securities unless they can afford to lose their entire investment.

                     See "Risk Factors" beginning on page 6.

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is October __, 2004.

      The information in this prospectus is not complete and may be changed. This prospectus is included in the registration statement that was filed by DNAPrint genomics, Inc., with the Securities and Exchange Commission. The Selling Stockholders may not sell these securities until the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

TABLE OF CONTENTS

Where You Can Find More Information...........................................1

Forward-Looking Statements....................................................2

Prospectus Summary............................................................3

Recent Developments...........................................................3

Risk Factors..................................................................6

Use of Proceeds...............................................................12

The Investment Agreement......................................................12

Selling Stockholders..........................................................16

Plan of Distribution..........................................................18

Description of Capital Stock..................................................19

Legal Matters.................................................................19

Experts.......................................................................19

Change in Accountants.........................................................19

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC' s website at www.sec.gov.

      The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. Any information that we incorporate by reference is automatically updated and superseded if information contained in this prospectus modifies or replaces that information. In addition, any information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus. You must look at all of our SEC filings that we have incorporated by reference to determine if any of the statements in a document incorporated by reference have been modified or superseded.

      We incorporate by reference the document listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares registered hereby have been sold:

      o Our annual report on Form 10-KSB for the year ended December 31, 2003 (File No. 000-31905).

      o Our quarterly report on Form 10-QSB for the quarter ended June 30, 2004 (File No. 000-31905).

      o Our current reports of Form 8-K for the past fiscal year, including the Form 8-K filed October 5, 2004 (File No.000-31905).

      A copy of our above-mentioned Form 10-KSB, Form 10-QSB and Form 8-K are being delivered with this prospectus. You may request additional copies of these filings at no cost, by writing or telephoning us at the following address or phone number:

         DNAPrint genomics, Inc.
         900 Cocoanut Avenue
         Sarasota, Florida 34236
         Attention:  Chief Financial Officer
         (941) 366-3400

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

                           FORWARD-LOOKING STATEMENTS

      This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

      In some cases, you can identify forward-looking statements by words such as "may," "should," "expect," "plan," "could," "anticipate," "intend," "believe," "estimate," "predict," "potential," "goal," or "continue" or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

      Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

                               PROSPECTUS SUMMARY

      We have developed and patented solutions, bioinformatics software and vast, genome-wide maps necessary for deciphering complex genetic traits. The combination of these elements creates a genomics discovery "machine" which we have titled ADMIXMAP. DNAPrint has used this machine to discover, develop and validate four unique genetic testing products. Management believes that these products constitute the world's first complex genomics classification products with the sensitivity and predictive power necessary for widespread use in the clinical, forensic, and consumer markets.

      We have incurred losses and experienced negative operating cash flow since our formation. For our quarter ended June 30, 2004, we had a net loss of ($757,911). For our fiscal years ended December 31, 2003 and 2002, we had a net loss of ($7,789,905) and ($3,113,624), respectively. We expect to continue to incur significant expenses. Our operating expenses have been and are expected to continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses, which will require us to seek additional debt or equity financing.

      Our principal executive offices are located at 900 Cocoanut Avenue, Sarasota, FL 34236 and our telephone number is (941) 366-3400. We are incorporated in the State of Utah.

                                  The Offering

Common stock offered by selling stockholders ........................... Up to 760,067,124 shares, based on current
(includes 150% of the shares underlying                                  market prices and assuming full conversion of
convertible debentures)                                                  the preferred stock and debentures
                                                                         and  the  full  exercise  of the
                                                                         warrants and puts.  This number represents
                                                                         106% of our current outstanding stock.

Common stock to be outstanding after the offering....................... Up to 1,478,823,668 shares

Use of proceeds......................................................... We will not receive any proceeds from the sale of the common stock and conversion of
                                                                         debentures. We expect to use the proceeds
                                                                         received from the exercise of the warrants
                                                                         and puts, if any, for general working
                                                                         capital purposes.

Over-The-Counter Bulletin Board Symbol.................................. DNAP

      The above information regarding common stock to be outstanding after the offering is based on 718,756,544 shares of common stock outstanding as of October 12, 2004 and assumes the subsequent conversion of our issued convertible preferred stock and our convertible debentures, with interest, exercise of warrants by our selling stockholders and exercise of the puts us.

                               RECENT DEVELOPMENTS

Biofrontera Agreement

      Effective September 28, 2004, we entered into an Investment Agreement with Biofrontera AG, a German corporation and the shareholders of Biofrontera. Prior to entering into the investment agreement, Richard Gabriel, our chief executive officer and a director, and Monica Tamborini, our chief financial officer, each owned less than 1% of the outstanding equity securities of Biofrontera.

      Pursuant to the Biofrontera Agreement, we agreed to purchase certain Series B preferred shares of Biofrontera. The purchase of the shares would give us an equity interest of approximately 51% in Biofrontera. The purchase price of the shares is 20 million Euro, payable in monthly installments of 833,333 Euro over a period of 24 months. The transaction will not close, and our payment obligation does not begin, until after the effectiveness of this registration statement.

      In the event that such registration statement does not become effective on or before February 7, 2005, the Biofrontera Agreement will terminate without liability to either party. Once the registration statement has become effective, we are obliged to consummate the acquisition of the shares, and Biofrontera will issue all of the shares to us. In the event that we default in payment of the purchase price installments, Biofrontera has the right to redeem from us those shares as to which the purchase price has not been paid in full. In no event does Biofrontera have the right to recover the unpaid purchase price from us in cash.

      We have the right to nominate two members of the six-person Biofrontera board. In addition, a representative of Biofrontera, Professor Doctor Herman Luebbert will join our board of directors after the closing of the transaction. If we fail to pay the full purchase price for the Biofrontera shares, we forfeit our right to appoint such board members.

      In connection with the Biofrontera Agreement, Biofrontera Pharmaceutical GmbH, a wholly-owned subsidiary of Biofrontera, and we have entered into a joint venture framework agreement. The framework agreement outlines the procedures pursuant to which Biofrontera and we intend to exchange proprietary information and enter into commercial development activities with respect to projects that one or the other party currently has under development.

Dutchess Agreement

      Effective September 28, 2004, we entered into an Investment Agreement and a Registration Rights Agreement with Dutchess Private Equities Fund, II, L.P., a Delaware limited partnership. Pursuant to the Dutchess Agreement, Dutchess Private Equities Fund, II, L.P. has committed to purchase our common stock up to an aggregate purchase price of $35 million over a two-year period.

      The Dutchess Agreement provides that we from time to time may deliver a notice to Dutchess Private Equities Fund, II, L.P. Such notices will state the dollar amount of common stock that we desire Dutchess Private Equities Fund, II, L.P. to purchase. The maximum amount permitted pursuant to any such notice is $600,000, and we can give approximately three such notices per month. Upon receipt of the notice, Dutchess Private Equities Fund, II, L.P. is obliged to purchase the dollar amount of common stock set forth in the notice at a purchase price equal to 96% of the average of the two lowest closing bid prices of the common stock during the five trading days after the notice.

      The obligation of Dutchess Private Equities Fund, II, L.P. to purchase under the Dutchess Agreement is contingent upon our filing and having declared effective this registration statement registering the resale of the shares by Dutchess Private Equities Fund, II, L.P. Simultaneously, the parties entered into a Registration Rights Agreement requiring us to file such registration statement. In addition, we are not permitted to provide a notice, and Dutchess Private Equities Fund, II, L.P. is not obliged to purchase any shares, in the event that we do not have sufficient authorized shares available for purchase to fulfill such commitment. Although it is dependent on the trading price of our stock, it is very likely that we would have to obtain shareholder approval for an increase in capitalization in order to take advantage of the full $35 million facility.

Wall Street Group Agreement

      Effective September 28, 2004, we entered into a letter agreement with The Wall Street Group, Inc. Pursuant to the letter agreement, we have retained The Wall Street Group as financial public relations counsel. Under the letter agreement, we will pay The Wall Street Group a cash fee of $7,500 per month and will reimburse it for reasonable and customary out-of-pocket expenses. In addition, we will grant an affiliate of The Wall Street Group a five-year option to purchase as many shares of our common stock as could be purchased on the open market for $100,000 at the closing bid price on September 24, 2004. The agreement may be terminated by either party on 90 days written notice. Unless terminated, the agreement will continue in force, and on each anniversary of the agreement, we will grant The Wall Street Group or its affiliate a similar option to purchase our common stock at its then-current trading price.

                                  RISK FACTORS

      If you purchase shares of our common stock, you will take on a financial risk. In deciding whether to invest, you should consider carefully the following factors, the information contained in this prospectus and the other information to which we have referred you. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

              Risks Related to Our Financial Condition and Business

Regulatory oversight of our proprietary programs and public opinion regarding ethical issues surrounding the use of genetic information may adversely affect our ability to market our products and services.

      Currently, there is limited Food and Drug Administration, or FDA, regulation of genetic tests. The Secretary's Advisory Committee on Genetic Testing, an advisory panel to the Secretary of the U.S. Department of Health and Human Services, has recommended that the FDA expand its regulation of genetic testing to require FDA approval for all new genetic tests and labeling of genetic tests. If the FDA adopts this recommendation, it may require that we, or our customers, apply for FDA approval as a prerequisite to marketing genetic tests that incorporate our intellectual property. If the FDA were to deny any application of this kind, it could adversely affect our business and we may be unable to generate sufficient revenue to sustain our operations.

      The FDA has only once required that a physician must have genomic variation information determined about a patient before the doctor prescribes a drug. In this one instance, the FDA has stipulated that this requirement can be fulfilled with either gene expression information or genomic variation information. On November 3, 2003, the FDA issued draft guidance that encourages drug and biologic developers to conduct pharmacogenomic tests during drug development and clarified how the FDA will evaluate the resulting data. The guidance provides specific criteria and recommendations on the submission of pharmacogenomic data in connection with Investigational New Drug Applications, New Drug Applications and Biological License Applications. The draft guidance includes information on the type of data needed and how the FDA will or will not use such data in regulatory decisions. The FDA asked for voluntary submissions of research information in order to gain experience as the field of pharmacogenomics evolves. The FDA advised that the agency would not use information from voluntary reports for regulatory decisions on the drug or biologic with which the voluntary data is associated. In addition, the FDA held a workshop in November 2003 to discuss its draft guidance and stated that the agency plans in the near future to issue final guidance on the co-development of a pharmacogenomic test and drug. Our success will depend, in part, on how rapidly the pharmaceutical and biotechnology industry implements the guidance and, accordingly, the validity of our test and services as a basis for identifying genomic variation and for correlating drug response with genomic variation. Without this implementation by the pharmaceutical and biotechnology industry, we may be unable to market effectively any test we may have as well as any of our services and we may not generate sufficient revenue to sustain our operations.

      Within the field of personalized health and medicine, governmental and other entities may enact patient privacy and healthcare laws and regulations that may limit the generation and use of genomic variation data. To the extent that these laws and regulations limit the use of our products and services or impose additional costs on our customers, we may be unable to market effectively our proprietary programs and we may not generate sufficient revenue to sustain our operations.

      Additionally, public opinion on ethical issues related to the confidentiality and appropriate use of genetic testing results may influence governmental authorities to call for limits on, or regulation of the use of, genetic testing. In addition, governmental authorities or other entities may call for limits on, or regulation of the use of, genetic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. The occurrence of any of these events could reduce the potential markets for our products and services, which could prevent us from generating sufficient revenue to sustain our operations.

      Furthermore, we may be directly subject to regulations as a provider of diagnostic information. To the extent that these regulations restrict the sale of our products and services or impose other costs, we may be unable to provide our products and services to our customers on terms sufficient to recover our expenses.

If we do not successfully distinguish and commercialize our proprietary programs, we may be unable to compete successfully with our competitors or to generate revenue significant to sustain our operations.

      Numerous entities are attempting to identify genomic variation predictive of specific diseases and drug response and to develop products and services based on these discoveries. We face competition in these areas from pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and government and other publicly-funded agencies, both in the United States and abroad, most of which have substantially greater capital resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than do we.

      These competitors may discover, characterize or develop important technologies applying genomics before us or our customers for our proprietary programs that are more effective than those technologies which we develop or which our customers for our proprietary programs develop. Additionally, these competitors may obtain regulatory approvals for their drugs and diagnostics more rapidly than our customers for our proprietary programs do, any of which could limit our ability to market effectively our proprietary programs.

      Some companies and governments are marketing or developing a number of databases and informatics tools to assist participants in the healthcare industry and academic researchers in the management and analysis of genomic data. Entities have developed or plan to develop databases containing gene sequence, genomic variation or other genomic information and are marketing or plan to market their data to pharmaceutical and biotechnology companies or plan to make freely available their databases. In addition, numerous pharmaceutical and biotechnology companies, either alone or in collaboration with our competitors, are developing genomic research programs that involve the use of information that can be found in these databases. Furthermore, companies have technologies for using genetic variation in diagnostics and in the drug development process and have collaborations with companies employing these technologies.

      Genomic technologies have undergone, and are expected to continue to undergo, rapid and significant change. Our future success will depend in large part on maintaining a competitive position in the genomics field. Others may rapidly develop new technologies that may result in our test or technologies becoming obsolete before we recover the expenses that we incur in connection with the development of these products. Our proprietary programs could become obsolete if our competitors offer less expensive or more effective drug discovery and development technologies, including technologies that may be unrelated to genomics.

We may never become profitable and continue as a going concern because we have had losses since our inception.

      We may never become profitable and continue as a going concern because we have incurred losses and experienced negative operating cash flow since our formation. For our quarter ended June 30, 2004, we had a net loss of ($757,911). For our fiscal years ended December 31, 2003 and 2002, we had a net loss of ($7,789,905) and ($3,113,624), respectively. We expect to continue to incur significant expenses. Our operating expenses have been and are expected to continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses, which will require us to seek additional debt or equity financing. If such financing is available you may experience significant additional dilution.

Our independent auditors have expressed doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

      In their report dated February 20, 2004 and April 11, 2003, our independent auditors have expressed doubt about our ability to continue as a going concern in our financial statements for the year ended December 31, 2003 and 2002. Our ability to continue as a going concern is an issue raised as a result of recurring losses from operations, a stockholders' deficit, and requirement for a significant amount of capital financing to proceed with our business plan. Our ability to continue as a going concern is subject to our ability to generate a profit and/or obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, increasing sales or obtaining loans and grants from various financial institutions where possible. The going concern qualification in the auditor's report increases the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

We may have to curtail our business if we cannot find adequate funding.

      We currently have no legally binding commitments with any third parties to obtain any material amount of additional equity or debt financing. We need immediate funds and may not be able to obtain any additional financing in the amounts or at the times that we may require the financing or, if we do obtain any financing, that it would be on acceptable terms because of the following:

      -     we have no assets to pledge as security for the loan
      -     we are in poor financial condition
      -     we maybe viewed as a high market risk

      As a result, we may not have adequate capital to implement future expansions, maintain our current levels of operation or to pursue strategic acquisitions. Our failure to obtain sufficient additional financing could result in the delay or abandonment of some or all of our development, expansion and expenditures, which could harm our business and the value of our common stock.

We cannot assure that we will have in place patent protection and confidentiality argeements for our proprietary technology.

      To the extent possible, DNAPrint(TM) anticipates filing patent applications for protection on future products that it develops. It cannot assure that patents applied for will be issued, that any current or future patents will afford DNAPrint(TM) commercially significant protection of its products or that DNAPrint(TM) will have adequate resources to enforce its patents. Inasmuch as DNAPrint(TM) intends to sell its products in foreign markets, it also intends to seek foreign patent protection for its products and technologies. The patent laws of other countries may differ from those of the United States as to patentability of our products and technologies, and the degree of protection afforded. Other companies may develop similar or equivalent products and may obtain patent or similar rights prior to its obtaining protection. DNAPrint(TM) cannot assure that its products do not and will not infringe on the patents of others, nor can it assure that it will have the financial or other resources necessary to successfully defend a claim of violation of proprietary rights. DNAPrint(TM) also relies on confidentiality and nondisclosure arrangements with its employees and entities it does business with. It cannot assure that these agreements will provide it meaningful protection.

If we are required for any reason to repay our outstanding convertible preferred stock, we would be required to deplete our working capital, if available, or raise additional funds. Our failure to repay the convertible preferred stock, if required, could result in legal action against us, which could require the sale of substantial assets.

      On July 23, 2004, we issued an aggregate of 40,000 shares of our Series A Preferred Stock, par value $.01, to Jack Luchese, Ven Rekula, Jeffrey Gilfillan, Mark Andrew Nelson and Robert Lindan in exchange for an aggregate purchase price of $400,000. Each share of Series A Preferred Stock shall be convertible, without the payment of additional consideration, at the option of the holder thereof, on any of four dates. The first conversion date shall be the first day of the month after the month in which a registration statement (other than a registration statement on Form S-4, Form S-8 or any successor form thereto) filed by us with the Securities and Exchange Commission becomes effective. The other conversion dates shall be the first days of the fourth, seventh and tenth months after the month in which such registration statement becomes effective. If, on any conversion date, the conversion price (as hereinafter defined) would be less than $0.025 per share, we may elect to defer the conversion date to the first day of the next month. If, on such deferred conversion date, the conversion price would be less than $0.025 per share, we may again defer the conversion date to the first day of the next month. Upon such second deferred conversion date, the Series A Preferred Stock shall be converted without further deferral.

      The current conversion price of the Series A preferred Stock is equal to the lesser of (i) eighty percent(80%) of the average of the five lowest daily volume weighted average prices of our common stock during the twenty(20) trading days prior to the conversion date or (ii) eighty percent(80%) of the closing price of our common stock on the trading day prior to the conversion date.

      We anticipate that the full amount of the convertible preferred stock will be converted into shares of our common stock, in accordance with the terms of the convertible preferred stock. If we are required to repay the convertible preferred stock, we would be required to use our limited working capital and raise additional funds. If we were unable to repay the preferred stock when required, the preferred stock holders could commence legal action against us and foreclose on all of our assets to recover the amounts due. Any such action would require us to curtail or cease operation.

                Risks Relating To Our Financing Agreements

The continuously adjustable conversion price feature of our convertible preferred stock, convertible debentures, warrants and puts could require us to issue a substantially greater number of shares to the selling stockholders, which will cause dilution to our existing stockholders.

      Our obligation to issue shares upon conversion of our convertible securities is essentially limitless.

      The following is an example of the amount of shares of our common stock that is issuable to the selling stockholders, upon conversion of our convertible preferred stock, based on market prices 25%, 50% and 75% below our market price on October 11, 2004 of $0.018.

% Below
Outstanding    Price Per     With Discount     #of Shares          %
Market           Share          at 20%          Issuable         Stock
------           -----          ------          --------         -----
25%             $0.0135         $0.0068         444,444,444      38.21%
50%             $0.0090         $0.0045         666,666,667      48.12%
75%             $0.0045         $0.0023*      1,333,333,333      64.97%

* If the conversion price of the preferred stock is below $0.025, we may elect to defer the conversion date to the first day of the next month. If, on such deferred conversion date, the conversion price would be less than $0.025 per share, we may again defer the conversion date to the first day of the next month. Upon such second deferred conversion date, the Series A Preferred Stock shall be converted without further deferral.

      The issuance of shares upon conversion of the convertible preferred stock, convertible debentures, exercise of warrants and exercise of puts may result in substantial dilution to the interests of other stockholders since the selling stockholders may ultimately convert and sell the full amount issuable on conversion. Although the selling stockholders may not convert their convertible preferred stock and/or exercise their warrants or puts if such conversion or exercise would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent the selling stockholders from converting and/or exercising some of their holdings, selling our common stock issued in such conversion and/or exercise, and then converting more of their holdings. In this way, the selling stockholders could sell more than 4.99% of our outstanding common stock while never holding more than this limit. There is no upper limit on the number of shares that may be issued which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock, including investors in this offering.

      The continuously adjustable conversion price feature of our convertible preferred stock and convertible debentures may encourage investors to make short sales in our common stock, which could have a depressive effect on the price of our common stock.

      The convertible preferred stock and debentures are convertible into shares of our common stock at a 20% discount to the trading price of the common stock prior to the conversion. The significant downward pressure on the price of the common stock as the selling stockholders convert and sell material amounts of common stock could encourage short sales by investors. This could place further downward pressure on the price of the common stock. The selling stockholders are prohibited from engaging in short sales. In addition, not only the sale of shares issued upon conversion or exercise of preferred stock, warrants and puts, but also the mere perception that these sales could occur, may lower the market price of the common stock.

                       Risks Relating To Our Common Stock

The market price of our common stock may decline because there are a large number of shares underlying our convertible preferred stock, convertible debentures, warrants and puts that may be available for future sale and the sale of these shares may depress the market price.

      The market price of our common stock may decline because there are a large number of shares underlying our convertible preferred stock, warrants and puts that may be available for future sale, and the sale of these shares may depress the market price. As of October 12, 2004, we had 718,756,544 shares of common stock issued and outstanding and convertible preferred stock outstanding that may be converted into an estimated 29,411,765 shares of common stock at current market prices, outstanding warrants to purchase up to 5,832,875 shares of common stock, outstanding convertible debentures that may be converted into 424,822,484 shares of common stock and outstanding puts to purchase up to 300,000,000 shares of common stock. In addition, the number of shares of common stock issuable upon conversion of the outstanding convertible preferred stock and convertible debentures and upon the exercise of the warrants and puts may increase if the market price of our stock declines. All of the shares included in this prospectus may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock.

Our common stock is subject to "penny stock" rules.

      The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

      - that a broker or dealer approve a person's account for transactions in penny stocks; and

      - the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

         In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

      - obtain financial information and investment experience objectives of the person; and

      - make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

         The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

      - sets forth the basis on which the broker or dealer made the suitability determination; and

      - that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

      If we fail to remain current on our reporting requirenments, we could be removed from the OTC Bulletin Board which would limit the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

      Companies trading on the OTC Bulletin Board, such as us, must be reporting issures under Section 12 of the Securities Exchange Act of 1934, as amended , and must be current in their reports under Section 13, in order to maintain price quotation privleges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements , we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securitis could be severely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of common stock by the selling stockholders. All of the net proceeds from the sale of our common stock will go to the selling stockholders. We will receive the proceeds from the exercise of warrants entitling the selling stockholders to purchase 5,832,875 shares from us at an exercise price of $.022, $.0328 and $.0259 per share. If all warrants held by the selling stockholders are exercised, we will receive $80,000, $11,201 and $48,045 in proceeds. In addition, we will receive the proceeds from the exercise of puts entitling the selling stockholders to purchase 300,000,000 shares from us at a purchase price of 96% of the average of the two lowest closing bid price of our common stock during the pricing period. If all puts held by us are exercised, based on market prices prevailing at the date of this prospectus, we will receive $5,400,000 million in proceeds.

      We anticipate that any proceeds from the exercise of warrants by the selling stockholders and the puts by us will be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures, acquisitions and the repayment or refinancing of our indebtedness. Pending the application of any proceeds from the exercise of warrants, if any, by the selling stockholders, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

                              INVESTMENT AGREEMENT

      To obtain funding for our ongoing operations, we entered into an Investment Agreement with Dutchess Private Equity Fund II, L.P., one of the selling stockholders, on September 28, 2004 for the sale of up to $35,000,000 or at least 300,000,000 shares of our common stock upon the exercise of puts by us.

Puts

      In September 2004, we signed an Investment Agreement with Dutchess Private Equity Fund II, L.P. for the sale of up to $35,000,000 or at least
300,000,000 shares of our common stock upon the exercise of puts by us. From time to time during the period at which this Registration Statement is effective, we may, in our sole discretion, deliver a put notice to Dutchess which states the put amount which we intend to sell to Dutchess on a closing date, which shall take place seven days after Dutchess' receipt of such put notice from us .

      The purchase price for our common stock identified in such put notice shall be equal to 96% of the average of the two lowest closing bid price of our common stock during the pricing period, which shall mean the period beginning on the put notice date and ending on and including the date that is five trading days after such put notice date . However, we have the right to cancel the put notice by sending written notice to Dutchess if any closing bid price during the applicable pricing period with respect to such put notice is less than 75% of the closing bid price of our common stock for the ten trading days prior to the put notice date.

      Upon receipt of a put notice, Dutchess is obligated to purchase from us during the relevant pricing period such number of shares having an aggregate purchase price equal to: (i) the put amount set forth in the put notice or (ii) a minimum of 20% of the aggregate trading volume of our common stock during the applicable pricing period times (X) the average of the two lowest closing bid prices of our common stock during the specified pricing period, but only if said shares bear no restrictive legend, and are not subject to stop transfer instructions prior to the applicable closing date.

      We are obligated to file this Registration Statement under the Securities Act of 1933 to register the underlying conversion shares within 30 days of closing and have said Registration Statement effective no later than 90 days after closing, subject to certain extension provisions.

      We are not entitled to deliver a put notice and Dutchess is not obligated to purchase any shares of our common stock unless a registration statement shall have been declared and shall remain effective and available for the resale of our common stock at all times until the Closing Date with respect to the subject put notice.

      The exercise price of the puts may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the selling stockholder's position.

      A complete copy of the Investment Agreement and related documents was filed with the SEC as exhibits to our Form S-2 relating to this prospectus.

Sample Put Exercise Calculation

      The purchase price for our common stock identified in such put notice shall be equal to 96% of the average of the two lowest closing bid price of our common stock during the pricing period, which shall mean the period beginning on the put notice date and ending on and including the date that is five trading days after such put notice date. Accordingly, we may exercise a put into the following number of common shares for an aggregate exercise price equal to $500,000:

$500,000/(96%) x $0.18 = 28,935,185 shares of common stock.

                   ENGAGEMENT OF ATHENA CAPITAL PARTNERS, INC.

      On April 10, 2003, we signed an Engagement Letter with Athena Capital Partners, Inc. pursuant to which we retained Athena as our exclusive investment banking agent to: (i) arrange and negotiate a private placement of securities by us and/or any of our subsidiaries or affiliates, in the form of common stock, convertible preferred stock, convertible debt, debt with warrants, or any other equity-linked securities , (ii) obtain grant funds from various governmental entities, and (iii) provide advisory services related to merger and acquisition activity as requested by us.

      As compensation for Athena's services pursuant to the Engagement Letter, we delivered warrants to Athena to purchase an aggregate of 2,798,072 shares of our common stock. In addition, we delivered warrants to certain partners of Athena as compensation for their respective services pursuant to the Engagement Letter to purchase an aggregate of 3,034,803 shares of our common stock.

                   CONVERSION OF OUR SERIES A PREFERRED STOCK

      On July 23, 2004, we issued an aggregate of 40,000 shares of our Series A Preferred Stock, par value $.01, to Jack Luchese, Ven Rekula, Jeffrey Gilfillan, Mark Andrew Nelson and Robert Lindan in exchange for an aggregate purchase price of $400,000.

      Each share of Series A Preferred Stock shall be convertible, without the payment of additional consideration, at the option of the holder thereof, on any of four dates . The first conversion date shall be the first day of the month after the month in which a registration statement (other than a registration statement on Form S-4, Form S-8 or any successor form thereto) filed by us with the Securities and Exchange Commission becomes effective. The other conversion dates shall be the first days of the fourth, seventh and tenth months after the month in which such registration statement becomes effective. If, on any conversion date, the conversion price (as hereinafter defined) would be less than $0.025 per share, we may elect to defer the conversion date to the first day of the next month. If, on such deferred conversion date, the conversion price would be less than $0.025 per share, we may again defer the conversion date to the first day of the next month. Upon such second deferred conversion date, the Series A Preferred Stock shall be converted without further deferral. Such conversion shall be effected at our office or any transfer agent for such stock, into such number of fully-paid and nonassessable shares of common stock as is determined by dividing the original Series A issue price by the conversion rice applicable to such share in effect on the date the certificate is surrendered for conversion.

      As long as any shares of Series A Preferred Stock are issued an outstanding, dividends shall be paid pro rata to the holders. In addition, the Series A Preferred Stock are not redeemable.

Sample Preferred Stock Conversion Calculation

      The number of common shares into which this preferred stock may be converted is equal to the lesser of (i) eighty percent (80%) of the average of the five lowest daily volume weighted average prices of our common stock during the twenty (20) trading days prior to the Conversion Date, or (ii) eighty percent (80%) of the closing price of our common stock on the trading day prior to the Conversion Date. For example, assuming conversion of a share of Series A Preferred Stock on October 11, 2004, a conversion price of $0.018-20% per share, the number of shares issuable upon conversion of each share would be:

$10.00/$0.018-20% = 2,677.7 shares of common stock

                          SECURITIES PURCHASE AGREEMENT

      To obtain funding for our ongoing operations, we entered into a Securities Purchase Agreement with La Jolla Cove Investors, Inc. in December 2003 for the sale of (i) a $500,000 convertible debenture and (ii) a warrant to buy up to 7,500,000 shares of our common stock.

Convertible Debenture

      In December 2003, we signed a Securities Purchase Agreement with La Jolla Cove Investors, Inc. for the sale of a $500,000 8% convertible debenture and a warrant to purchase up 7,500,000 shares of our common stock. The debenture bears interest at 8%, matures in two years from the date of issuance, and is convertible into our common stock. The number of common shares into which this debenture may be converted is equal to the dollar amount of the debenture being converted multiplied by sixteen, minus the product of the conversion price, multiplied by fifteen times the dollar amount of the debenture being converted, divided by the conversion price. The conversion price is equal to the lesser of
(i) $0.20; or (ii) 80% of the average of the five lowest volume weighted average price days during the 20 trading days before but not including the conversion date. The full principal amount of the convertible debentures is due upon default under the terms of convertible debentures. The warrant must be exercised concurrently with a conversion of the debenture for that number of shares of common stock equal to 15 times the dollar amount of the debenture being converted on that conversion date. The exercise price of the warrant is $1.00 per share.

      We filed a Registration Statement under the Securities Act of 1933 on December 15, 2003 to register the underlying conversion shares. We are obligated to keep the underlying Registration Statement effective pursuant to the Securities Purchase Agreement. Accordingly, we are registering 424,822,484 shares of our common stock pursuant to this Registration Statement.

      La Jolla Cove Investors, Inc. has contractually committed to convert at least 5.0% of the original face value of the debenture monthly, beginning the month after the effective date of the Registration Statement. In addition, in conjunction with each debenture conversion, La Jolla is required to exercise warrants and purchase shares of common stock equal to fifteen (15) times the dollar amount of the debenture being converted.

      La Jolla has further contractually agreed to restrict its ability to convert the debenture or exercise its warrants and receive shares of our common stock such that the number of shares held by La Jolla and its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of our common stock.

      In the event an election to convert is made and the volume weighted average price of our common stock is below $0.025 per share, in lieu of permitting the conversion and issuing our common stock, we have the right to prepay any portion of the outstanding Debenture that was elected to be converted, plus any accrued and unpaid interest, at 110.0% of face value.

      La Jolla may demand repayment of the debenture within 3 business days of such demand, at 125.0% of the face amount outstanding, plus all accrued and unpaid interest, in cash at any time prior to the date that underlying Registration Statement under the Securities Act of 1933 has not been declared effective by the U. S. Securities and Exchange Commission, if such delay in effectiveness results from our failure diligently to pursue the Registration Statement to effectiveness. If the repayment is accelerated, we are also obligated to issue to La Jolla 50,000 shares of common stock for each 30 day period, or portion thereof, during which the face amount, including interest thereon, remains unpaid with the payment to increase to 65,000 for each 30 day period the balance remains unpaid after the initial 90 day period.

      The conversion price of the debentures and the exercise price of the warrants may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the selling stockholder's position.

Sample Debenture Conversion Calculation

      The number of common shares into which this debenture may be converted is equal to the dollar amount of the debenture being converted multiplied by sixteen, minus the product of the conversion price, multiplied by fifteen times the dollar amount of the debenture being converted, divided by the conversion price. The conversion price is equal to the lesser of (i) $0.20; or (ii) 80% of the average of the five lowest volume weighted average price days during the 20 trading days before but not including the conversion date. For example, assuming conversion of a $500,000 debenture on October 11, 2004 a conversion price of $0.018-20% per share, the number of shares issuable upon conversion would be:

      [($500,000 x 16) - ($0.018-20% x (15 x $500,000))]/$0.018-20% =
187,472,122 shares of common stock

Sample Warrant Excercise Calculation

      The warrant holder is obligated to excercise the warrant concurrently with the conversion of the debenture for a number of shares equal to fifteen times the dollar amount of the debenture being converteed. Based on the above sample debenture conversion calculation, the selling stockholder converted $500,000 of the debenture. Accordingly, the selling stockholder is obligated to excercise the warrant into the following number of common shares for an aggregate excercise price equal to $7,500,000:

$ 500,000x15= 7,500,000 shares of common stock

                              SELLING STOCKHOLDERS

      The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholders, the selling stockholders will not continue to own any shares of our common stock.

      The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

                    Total Shares of      Total
                     Common Stock      Percentage                                                              Percentage
                     Issuable Upon     of Common      Shares of                                  Beneficial    of Common
                     Conversion of       Stock,     Common Stock    Beneficial  Percentage of    Ownership   Stock Owned
        Name         Preferred stock    Assuming     Included in    Ownership    Common Stock    After the       After
                     Warrants, Puts       Full       Prospectus     Before the   Owned Before     Offering     Offering
                   and/or debentures   Conversion        (1)         Offering      Offering         (3)           (3)
---------------------------------------------------------------------------------------------------------------------------
                                                       Up to
                                                     300,000,000
Dutchess Private      300,000,000        29.45%      shares of       37,749,660      4.99%           --            --
Equity Fund II, LP                                   common stock

                                                       Up to
                                                     2,798,072
Athena Capital        2,798,072          0.39%       shares of        2,798,072      0.39%           --            --
Partners, Inc.                                       common stock

                                                       Up to
                                                     236,731
Timothy Burke         236,731            0.03%       shares of          236,731      0.03%           --            --
                                                     common stock

                                                       Up to
                                                     1,399,036
Kevin Cimino          1,399,036          0.19%       shares of        1,399,036      0.19%           --            --
                                                     common stock

                                                       Up to
                                                     1,399,036
Douglas Weiland       1,399,036          0.19%       shares of        1,399,036      0.19%           --            --
                                                     common stock

                                                       Up to
                                                     11,764,706
Jack Luchese          11,764,706         1.61%       shares of       11,764,706      1.61%           --            --
                                                     common stock

                                                       Up to
                                                     10,294,118
Ven Rekula            10,294,118         1.41%       shares of       10,294,118      1.41%           --            --
                                                     common stock

                                                       Up to
                                                     2,205,882
Jeffrey Gilfillan      2,205,882         0.31%       shares of        2,205,882      0.31%           --            --
                                                     common stock

                                                       Up to
                                                     2,941,176
Mark Nelson           2,941,176          0.41%       shares of        2,941,176      0.41%           --            --
                                                     common stock

                                                       Up to
                                                     2,205,882
Robert Lindan         2,205,882          0.31%       shares of        2,205,882      0.31%           --            --
                                                     common stock

                                                       Up to
                                                     424,822,484
La Jolla (2)          424,822,484       37.15%       shares of       37,749,660      4.99%           --            --
Cove Investors, Inc.                                 common stock
-----------------------------------------------------------------------------------------------------------------------

      The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares, which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the convertible preferred stock is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

(1) Includes 150% of the shares issuable upon conversion of the convertible preferred stock and debentures and shares issuable upon exercise of warrants and puts, based on current market prices. Because the number of shares of common stock issuable upon conversion of the convertible preferred stock and debentures is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued upon conversion will fluctuate daily and cannot be determined at this time. However the selling stockholders have contractually agreed to restrict its ability to convert or exercise their warrants and receive shares of our common stock such that the number of shares of common stock held by it and its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock.

(2) Represents shares underrlying (i) $500,000 convertible debenture and
(ii)7,500,000 warrants. The selling stockholders are unaffiliated third parties that do not hold any short positions in our securities. In accordance with rule 13d-3 under the securities exchange act of 1934, Norman Lizt may be deemed a control person of the shares owned by such entities.

(3) Assumes that all securities registered will be sold.

                              PLAN OF DISTRIBUTION

      We are registering the shares of common stock on behalf of the selling stockholders. We are paying all costs, expenses and fees in connection with the registration of shares offered by this prospectus. Brokerage commissions, if any, attributable to the sale of shares will be borne by the selling stockholders.

      Sales or dispositions of shares of common stock may be effected from time to time in public or private transactions permitted by the Securities Act, including block transactions, on the Over the Counter Bulletin Board or any other national securities exchange or quotations service listing or quoting the common stock at the time of sale, in transactions other than on these exchanges or systems, in the over the counter market, in negotiated transactions or a combination of these methods, at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices.

      We have no knowledge of the existence or the terms of any agreements, understandings or arrangements entered into by the selling stockholders with underwriters or broker-dealers regarding the sale of their shares of stock. The selling stockholders may effect transactions by selling common stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of common stock for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation paid to a particular broker-dealer might be in excess of customary commissions.

      In addition, from time to time, a selling stockholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling stockholder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

      The selling stockholders and any broker-dealers that act in connection with the sale of the common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

      In addition, any securities covered by this prospectus that qualify for re-sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus.

      The selling stockholders will be subject to prospectus delivery requirements under the Securities Act. In the event of a "distribution" of shares by a selling stockholder, such selling stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934, as amended, which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

      Our authorized capital stock consists of 1,500,000,000 shares of Common Stock, $.01 par value and 10,000,000 shares of Preferred Stock, $.01 par value.

      The following is a description of the material terms of our common stock.

Common Stock

      The holders of the issued and outstanding shares of common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of any funds lawfully available therefore. The Board of Directors intends to retain future earnings to finance the development and expansion of our business and does not expect to declare any dividends in the foreseeable future. The holders of the common stock have the right, in the event of liquidation, to receive pro rata all assets remaining after payment of debts and expenses. The common stock does not have any preemptive rights and does not have cumulative voting rights. The issued and outstanding shares of common stock are fully paid and nonassessable.

      Holders of shares of common stock are entitled to vote at all meetings of such shareholders for the election of directors and for other purposes. Such holders have one vote for each share of common stock held by them.

Transfer Agent

      Standard Registrar and Transfer has been appointed the transfer agent of our common stock and preferred stock.

                                  LEGAL MATTERS

      The validity of the issuance of the shares being offered hereby will be passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York.

                                     EXPERTS

      The consolidated financial statements for the year ended December 31, 2003 and incorporated in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Pender Newkirk & Company, C.P.A.s independent public accountants, and are included herein in reliance upon the authority of this firm as experts in accounting and auditing. The consolidated financial statements for the year ended December 31, 2002 and incorporated in this prospectus, to the extent and for the period indicated in their report, have been audited by Kingery & Crouse, P.A. independent public accountants, formerly known as Kingery, Crouse & Hohl, P.A., and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

                              CHANGE IN ACCOUNTANTS

      On September 19, 2003, we dismissed Kingery & Crouse as our independent public accountants and appointed Pender Newkirk & Company as our new independent public accountants. The decision to dismiss Kingery & Crouse and to retain Pender Newkirk & Company was approved by our board of directors on September 19, 2003.

      Kingery & Crouse's report on our consolidated financial statements for the year ended December 31, 2002 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that the report of Kingery & Crouse on the financial statements of our fiscal year ended December 31, 2002 contains an expression of substantial doubt regarding our ability to continue as a going concern.

      During our two most recent fiscal years and subsequent period, there were no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

      We have provided Kingery & Crouse with a copy of the foregoing disclosures and have requested that Kingery & Crouse review such disclosures and provide a letter addressed to the Securities and Exchange Commission as specified by Item 304(a)(3) of Regulation S-B. Such letter is filed as Exhibit 16 to our Amendment to Form 8-K, filed September 26, 2003.

      During the fiscal years ended December 31, 2002 and the subsequent interim period through September 19, 2003, we did not consult with Pender Newkirk & Company regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-B.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distributions.

SEC registration fee................................................ $ 1,733.41
Legal fees and expenses............................................. $30,000.00
Total............................................................... $31,733.41

Item 15. Indemnification of Directors and Officers.

      The Company's Articles of Incorporation eliminate liability of its directors and officers for breaches of fiduciary duties as directors and officers, except to the extent otherwise required by the Utah Revised Statutes and except where the breach involves intentional misconduct, fraud or a knowing violation of the law.

Item 16. Exhibits.

      The exhibits filed as part of this Registration Statement are as follows:

Exhibit
Number                              Description
--------------------------------------------------------------------------------
3        Articles of Amendment to the Articles of Incorporation
4        Form Warrant with Athena and certain partners
5.1      Opinion of Sichenzia Ross Frriedman Ference LLP
10.29    Investment Agreement with Dutchess*
10.29    Registration Rights Agreement with Dutchess*
10.29    Engagement Letter with Athena
10.29    Securities Purchase Agreement with La Jolla**
10.29    Registration Rights Agreement with La Jolla**

Exhibit
Number                              Description
--------------------------------------------------------------------------------
10.29    Convertible Debenture with La Jolla**
10.29    Warrant with La Jolla**
10.29    Letter Agreements with La Jolla**
10.29    Supply & License Agreement***
10.29 Agreement & Plan of exchange between Catalyst Communications, Inc. and DNAPrint Genomics, Inc. and Shareholders
10.29 Equipment Agreement dated September 19, 2001 between Orchid Biosciences, Inc. and the Company.***
10.29 Purchase Agreement dated September 19, 2001 between Orchid Biosciences, Inc. and the Company.***
10.29 Employment Agreement dated may 8, 2001 between Tony Frudakis and the Company.***
10.29 Lease Agreement dated October 15, 2001 between Pacific Atlantic Corporation and the Company.***
10.29 Option Agreement dated September 19, 2001 between Orchid Biosciences, Inc. and the Company.***
10.29 Equipment Lease Agreement dated May 18, 2001 between Orchid Biosciences, Inc. and the Company.***
10.29 Funding and Stock Subscription Agreement dated June 8, 2001 between Tampa Bay Financial, Inc. and the Company.***
10.29 Consulting and Marketing License Agreement between the Company and Mark Neuhaus.***
10.29 Agreement dated February 22, 2002, among the Company, Tampa Bay Financial, Inc., Carl Smith, Mathew Veal, and the Company.***
10.29 Contract Genotyping Agreement dated January 15, 2002 between the Company and GenoMed LLC.***
10.29 Funding Agreement dated February 22, 2002 among the Company Tony Frudakis, George Frudakis, Carl Smith Iii, and Richard Craig Hall.***
10.29 Performance Stock Agreement dated November 30, 2001 between the Company and Tony Frudakis.***
10.29 Consulting Agreement dated February 24, 2002 between the Company and Jack Luchese.***
10.29 Stock Purchase Option dated February 25, 2002 between the Company and Jack Luchese.***
10.29 Consulting Agreement dated June 12, 2002 between Mark Shriver and the Company.***
10.29 Letter of Commitment between Mark Shriver and the Company's Scientific Advisory Board.***
10.29    Agreement between Startup Florida and the Company.***
10.29 Service Agreement dated April 15, 2002 between Altura LLC and the Company.***
10.29    License Agreement between Penn State Research Foundation and the
         Company.***
10.29    Private Placement Agreement between John Oskarep and the Company.***
10.29 Consulting Agreement dated May 17, 2002 between Genbiomics LLC and the Company.***
10.29 Amendment to Consulting Agreement between Genbiomics LLC and the Company dated May 31, 2002.***
10.29    Amendment to Consulting Agreement between Mark Shriver and the
         Company.***
10.29    Funding Agreement between Tony Frudakis, George Frudakis and the
         Company.***
10.29    Employment Agreement between the Company and Richard Gabriel.***
10.29    Employment Agreement between the Company and Monica Tamborini.***
10.29    Employment Agreement between the Company and Hector Gomez.***
10.29    Termination Agreement between the Company and Genbiomics, LLC.***
10.29 Lease between Florida West Construction dba Pacific Atlantic Corp and DNAPrint genomics, Inc.***
10.29 Amendment to Consulting Agreement between DNAPrint genomics, Inc. and Mark Neuhaus.***
10.29    Conversion Agreement between the Company and Jack Luchese.***
10.29 Amendment to Funding Agreement between DNAPrint genomics, Inc. and Tony Frudakis.***

Exhibit
Number                              Description
--------------------------------------------------------------------------------
23.1     Consents of Kingery & Crouse, formerly known as Kingery, Crouse & Hohl,
         P.A.,
23.2     Consent of Pender Newkirk & Company

23.3     Consent of Sichenzia Ross Friedman Ference LLP ( incorporated in
         Exhibit 5.1 filed herewith)

----------

*     Incorporated by reference from Form 8-K, filed October 5, 2004.
**    Incorporated by reference from Form S-2, filed December 15, 2003.
***   Incorporated by reference from Form 10-KSB, filed March 30, 2004.

Item 17. Undertakings

(a)   The undersigned Registrant hereby undertakes:

      1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes on volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement,

      2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      4. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's Annual Report pursuant to
            Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      5. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      6. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, DNAPrint genomics, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sarasota, State of Florida, on the 12th day of October, 2004.

                                        DNAPRINT GENOMICS, INC.


                                        By: /s/ Richard Gabriel
                                           -------------------------------------
                                           Name:  Richard Gabriel
                                           Title: President and Chief Executive
                                                  Officer

                                POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Richard Gabriel or Monica Tamborini his or her true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:


              Signature                                 Title                         Date
              ---------                                 -----                         ----
By: /s/ Richard Gabriel                  President, Chief Executive Officer    October 12, 2004
   ------------------------------------  and Director (Principal Executive
        Richard Gabriel                  Officer)

By: /s/ Monica Tamorini
   ------------------------------------  Chief Financial Officer and Chief     October 12, 2004
        Monica Tamborini                 Operating Officer (Principal
                                         Financial Accounting Officer)

By: /s/ Tony Frudakis                    Chief Scientific Officer, Secretary   October 12, 2004
   -----------------------------------   and Director
        Tony Frudakis


By: /s/ Hector Gomez                     Chief Medical Officer and Director    October 12, 2004
   -----------------------------------
        Hector Gomez M.D.